1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	February 17, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

VOLUNTARY ANNOUNCEMENT

SUBSCRIPTIONS OF WEALTH MANAGEMENT PRODUCTS

This voluntary announcement is made by Yanzhou Coal Mining Company Limited.

I.	BACKGROUND

Reference is made to the announcement of the Company regarding the First Purchase of Wealth Management Products of CGB dated 10 November 2014.

The Board announces that, on 16 February 2015, the Company purchased wealth management products of CGB for the second time.

II.	XINMANYIZU RMB MARGIN DEPOSITS PLAN CORPORATE PRODUCTS AGREEMENT OF CGB

On 16 February 2015, the Company entered into the Xinmanyizu RMB Margin Deposits Plan Corporate Products Agreement of CGB with CGB to purchase RMB margin deposits plan corporate products, details of which are as follows:

(1)	Name of product: Xinmanyizu RMB Margin Deposits Plan Corporate Products

(2)	Investment currency: RMB

(3)	Type of product: principal-guaranteed and floating income wealth management product

(4)	Subscription amount: RMB0.2 billion

(5)	Expected annualized return rate: 4.90%

(6)	Principle for calculation of product returns: return on the product is calculated based on the investment principal of the Company, days of investment and the actual annualized return rate (365 days a year).

(7)	Value date of product: 16 February 2015

(8)	Maturity date of product: 16 March 2015

(9)	Principal guaranteed: 100% guarantee for the safety of the principal amount of such margin deposits to be returned on maturity date and payment date of return.

(10)	Right of early termination: CGB has the right of early termination or temporary suspension of the margin deposits plan according to actual conditions. In case of early termination of this product, CGB shall notify the Company by way of announcement 2 working days before the termination date and return the principal and product return actually accrued to the Company within 2 working days after the termination date.

(11)	The payment of principal and return: the principal and return will be transferred to the Company’s account within 2 working days after the maturity date. No interest or return will be borne from the maturity date or the actual termination date to the actual payment date of the principal and return.

(12)	Description of connected relationship: To the best knowledge, information and belief of the Directors having made all reasonable enquiry, CGB and its ultimate beneficial owners are the third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

III.	REASONS AND BENEFITS FOR ENTERING INTO THE SECOND PURCHASE OF WEALTH MANAGEMENT PRODUCTS OF CGB IN 2014/2015

Without affecting the Company’s project constructions, operational liquidity and fund security, the Company utilized certain idle funds to subscribe for highly secured principal-guaranteed wealth management products from banks. Such subscription will not affect the need of working capital of the Company. Appropriate short-term wealth management with low risk exposure is conducive to enhancing the utilization of capital and increasing income from idle funds.

Therefore, the Directors consider that the Second Purchase of Wealth Management Products of CGB in 2014/2015 are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

IV.	IMPLICATION OF THE HONG KONG LISTING RULES

The highest relevant applicable percentage ratio (as defined under the Hong Kong Listing Rules) of the subscription amount under the Second Purchase of Wealth Management Products of CGB and the aggregated subscription amount under the First Purchase of Wealth Management Products of CGB and the Second Purchase of Wealth Management Products of CGB are both less than 5%. Therefore, the Second Purchase of Wealth Management Products CGB does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

V.	GENERAL

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

CGB

CGB is a licensed bank incorporated under the laws of the PRC. CGB is principally engaged in the businesses as approved by China Banking Regulatory Commission in accordance with the relevant laws, administrative rules and other regulations.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“Board”	the board of directors of the Company;

“CGB”	Jining branch of China Guangfa Bank Co., Ltd.;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“Director(s)”	the director(s) of the Company;

“First Purchase of Wealth Management Products of CGB”	the first purchase of wealth management products of CGB according to the agreement entered into between the Company and CGB on 10 November 2014 ;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Second Purchase of Wealth Management Products of CGB”	the second purchase of wealth management products of CGB according to the agreement entered into between the Company and CGB on 16 February 2015;

“Shareholders”	the shareholders of the Company;

“%”	percentage.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

16 February 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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